Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of EdtechX and Meten adjusted to give effect to the Mergers which have been consummated on March 30, 2020 and the Azimut Investment and the Holdco’s PIPE financing committed as of the date of this Report. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The translations from RMB to U.S. dollars in the unaudited pro forma condensed combined financial statements were made at a rate of RMB7.1477 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2019. EdtechX and Meten make no representation that the RMB or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 combines the historical balance sheet of EdtechX and the historical balance sheet of Meten on a pro forma basis as if the merger and the other transactions in connection with the Mergers, summarized below, had been consummated on September 30, 2019. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2019 and the year ended December 31, 2018 combine the historical statements of operations of EdtechX and Meten for such periods on a pro forma basis as if the Mergers and the Azimut Investment and the Holdco’s PIPE financing committed as of the date of this Report summarized below, had been consummated on January 1, 2018.

Upon consummation of the Mergers, (i) Meten Merger Sub merged with and into Meten, with Meten being the surviving entity of such merger and (ii) EdtechX Merger Sub merged with and into EdtechX, with EdtechX being the surviving entity of such merger. Immediately after the Mergers, each of EdtechX and Meten became wholly-owned subsidiaries of Holdco.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;

●	the (i) historical audited financial statements of EdtechX as of and for the period from May 15, 2018 (inception) through December 31, 2018 and (ii) historical condensed unaudited financial statements of EdtechX as of and for the nine months ended September 30, 2019 and the related notes, in each case, incorporated by reference elsewhere in this Report;

●	the (i) historical audited consolidated financial statements of Meten as of and for the year ended December 31, 2018 and (ii) historical condensed unaudited consolidated financial statements of Meten as of and for the nine months ended September 30, 2019 and the related notes, in each case, incorporated by reference elsewhere in this Report; and

●	other information relating to EdtechX and Meten contained in this Report, including the merger agreement and the description of certain terms thereof set forth under “The Merger.”

Pursuant to EdtechX’s existing amended and restated certificate of incorporation, public stockholders were being offered the opportunity to convert, upon the closing of the merger, shares of EdtechX common stock then held by them into cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. For illustrative purpose, based on the fair value of cash and cash equivalents held in the Trust Account as of September 30, 2019 of approximately $65.4 million, the estimated per share conversion price would have been approximately $10.34 per share.

The unaudited pro forma condensed combined financial statements include the actual conversion of 5,974,745 shares of EdtechX which were converted subsequent to September 30, 2019.

Notwithstanding the legal form of the merger pursuant to the merger agreement, the merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, EdtechX will be treated as the acquired company and Meten will be treated as the acquirer for financial statement reporting purposes. Meten has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Meten’s existing shareholders will have the greatest voting interest in the combined entity with approximately 90% voting interest;

●	Meten’s directors will represent the majority of the New Meten board of directors;

●	Meten’s senior management will be the senior management of New Meten; and

●	Meten is the larger entity based on historical total assets and revenues.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the merger occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of Meten following the completion of the merger. The unaudited pro forma adjustments represent Holdco’s management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2019
(in thousands)

	EdtechX	Pro Forma Adjustments		Pro Forma EdtechX	Meten	Initial Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$303	61,790	(1)	303	20,171	20,474	3,622	(1)	50,600
		(61,790	)(5)				(393	)(2)
							(4,292	)(3)
							36,000	(4)
							(4,811	)(6)
Contract assets	—	—		—	1,954	1,954	—		1,954
Accounts receivable, net	—	—		—	2,673	2,673	—		2,673
Other contract costs	—	—		—	7,431	7,431	—		7,431
Prepaid expense and other current assets	76	—		76	11,345	11,421	—		11,421
Amounts due to related parties	—	—		—	1,249	1,249	—		1,249
Prepaid income tax	—	—		—	1,746	1,746	—		1,746
Total current assets	379	—		379	46,569	46,948	30,126		77,074
Restricted cash	—	—		—	1,979	1,979	—		1,979
Other contract costs	—	—		—	1,681	1,681	—		1,681
Equity method investments	—	—		—	3,780	3,780			3,780
Property and equipment, net	—	—		—	30,468	30,468	—		30,468
Operating lease right of use assets	—	—		—	69,348	69,348	—		69,348
Intangible assets, net	—	—		—	3,718	3,718	—		3,718
Goodwill	—	—		—	42,273	42,273	—		42,273
Deferred tax assets	—	—		—	1,619	1,619	—		1,619
Long-term prepayments and other non-current assets	—	—		—	9,059	9,059	—		9,059
Cash and cash equivalents held in Trust Account	65,412	(61,790	)(1)	3,622	—	3,622	(3,622	)(1)	—
Total non-current assets	65,412	(61,790)		3,622	163,925	167,547	(3,622)		163,925
Total assets	$65,791	(61,790)		4,001	210,494	214,495	26,504		240,999

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$125	—		125	1,991	2,116	(125	)(2)	1,991
Bank loans	—	—		—	7,275	7,275	—		7,275
Deferred revenue	—	—		—	57,197	57,197	—		57,197
Accrued expenses and other payables	—	—		—	15,455	15,455	—		15,455
Financial liabilities from contracts with customers	—	—		—	72,870	72,870	—		72,870
Operating lease liabilities	—	—		—	21,586	21,586	—		21,586
Franchise tax payable	31	—		31	—	31	(31	)(2)	—
Income taxes payable	152	—		152	2,368	2,520	(152	)(2)	2,368
Due to related parties	85	—		85	145	230	(85	)(2)	145
Total current liabilities	393	—		393	178,887	179,280	(393)		178,887

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2019 – (continued)
(in thousands)

	EdtechX	Pro Forma Adjustments		Pro Forma EdtechX	Meten	Initial Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Deferred underwriting fees	1,225	—		1,225	—	1,225	(1,225	)(3)	—
Deferred revenue	—	—		—	5,487	5,487	—		5,487
Deferred tax liabilities	—	—		—	2,076	2,076	—		2,076
Non-current tax payable	—	—		—	1,156	1,156	—		1,156
Operating lease liabilities, less current portion	—	—		—	46,491	46,491	—		46,491
Contingent consideration	—	—		—	—	—	—		—
Total long-term liabilities	1,225	—		1,225	55,210	56,435	(1,225)		55,210
Total liabilities	1,618	—		1,618	234,097	235,715	(1,618)		234,097

Commitments and contingencies
Ordinary shares subject to possible redemption	59,173	(59,173	)(5)	—	—	—	—		—

Stockholders’ equity
Common Stock, $0.0001 par value	—	—		—	31	31	(26	)(7)	5
Additional paid-in-capital	4,566	(2,617	)(5)	1,949	24,187	26,136	36,000	(4)	57,785

							(4,811	)(6)
							460	(7)
Retained earnings (accumulated deficit)	434	—		434	(50,871)	(50,437)	(3,067	)(3)	(53,938)
							(434	)(7)
Total stockholders’ equity (deficit) attributable to stockholders of the Company	5,000	(2,617)		2,383	(26,653)	(24,270)	28,122		3,852
Non-controlling interests	—	—		—	3,050	3,050	—		3,050
Total stockholders’ equity (deficit)	5,000	(2,617)		2,383	(23,603)	(21,220)	28,122		6,902
Total liabilities and stockholders’ equity	$65,791	(61,790)		4,001	210,494	214,495	26,504		240,999

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2019
(in thousands, except share and per share data)

	EdtechX	Meten	Initial Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Total revenue	$—	153,192	153,192	—		153,192
Cost of revenues	—	78,175	78,175	—		78,175
Gross profit	—	75,017	75,017	—		75,017

Costs and Expenses:
General and administrative	508	35,869	36,377	—		36,377
Sales and marketing	—	45,225	45,225	—		45,225
Research and development	—	3,550	3,550	—		3,550
	508	84,644	85,152	—		85,152

Operating Income (loss)	(508)	(9,627)	(10,135)	—		(10,135)

Other expenses (income):
Interest expense (income)	(1,214)	121	(1,093)	1,214	(1)	121
Unrealized loss on marketable securities	83	—	83	(83	)(1)	—
Foreign exchange (gain) loss	—	3	3	—		3
Government grants	—	(725)	(725)	—		(725)
Equity in (income)/loss on equity method investments	—	(502)	(502)	—		(502)
Gains on disposals of subsidiaries	—	(82)	(82)	—		(82)
Other income	—	(432)	(432)	—		(432)
Total other expense (income), net	(1,131)	(1,617)	(2,748)	1,131		(1,617)

Income (loss) before income taxes	623	(8,010)	(7,387)	(1,131)		(8,518)
Income tax expense	(241)	(321)	(562)	241	(1)	(321)
Net income (loss)	382	(8,331)	(7,949)	(890)		(8,839)
Net loss attributable to non-controlling interests	—	251	251	—		251
Net income attributable to stockholders of the Company	$382	(8,080)	(7,698)	(890)		(8,588)

Net income (loss) per common share:
Basic	$(0.17)					$(0.16)
Diluted	$(0.17)					$(0.16)

Weighted average common shares outstanding:
Basic	2,144,682			51,315,851		53,460,533
Diluted	2,144,682			51,315,851		53,460,533

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2018
(in thousands, except share and per share data)

	EdtechX	Meten	Initial Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Total revenue	$—	199,258	199,258	—		199,258
Cost of revenues	—	87,860	87,860	—		87,860
Gross profit	—	111,398	111,398	—		111,398

Costs and Expenses:
General and administrative	210	41,014	41,224	—		41,224
Sales and marketing	—	59,490	59,490	—		59,490
Research and development	—	3,662	3,662	—		3,662
	210	104,166	104,376	—		104,376

Operating Income (loss)	(210)	7,232	7,022	—		7,022

Other expenses (income):
Interest expense (income)	(327)	(160)	(487)	327	(1)	(160)
Unrealized loss on marketable securities	10	—	10	(10	)(1)	—
Gains on available for sale investments	—	(548)	(548)	—		(548)
Foreign exchange (gain) loss	—	(3)	(3)	—		(3)
Government grants	—	(1,094)	(1,094)	—		(1,094)
Equity in (income)/loss on equity method investments	—	(233)	(233)	—		(233)
Other income	—	(231)	(231)	—		(231)
Total other expense (income), net	(317)	(2,269)	(2,586)	317		(2,269)

Income (loss) before income taxes	107	9,501	9,608	(317)		9,291
Income tax expense	(55)	(2,022)	(2,077)	55	(1)	(2,022)
Net income (loss)	52	7,479	7,531	(262)		7,269
Net loss attributable to non-controlling interests	—	533	533	—		533
Net income (loss) attributable to stockholders of the Company	52	8,012	8,064	(262)		7,802
Accretion of redeemable owners’ investment	—	(1,373)	(1,373)	—		(1,373)
Net income (loss) available to stockholders of the Company	$52	6,639	6,691	(262)		6,429

Net income (loss) per common share:
Basic	$(0.08)					$0.12
Diluted	$(0.08)					$0.12

Weighted average common shares outstanding:
Basic	1,635,292			51,825,241		53,460,533
Diluted	1,635,292			54,127,503		55,762,795

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, EdtechX will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the merger will be treated as the equivalent of Meten issuing stock for the net assets of EdtechX, accompanied by a recapitalization. The net assets of EdtechX will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 gives pro forma effect to the merger and the other transactions in connection with the Mergers as if they had been consummated on September 30, 2019. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 and for the nine months ended September 30, 2019 give pro forma effect to the merger and the other transactions in connection with the Mergers as if they had been consummated on January 1, 2018.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 has been prepared using, and should be read in conjunction with, the following:

●	EdtechX’s unaudited balance sheet as of September 30, 2019 and the related notes incorporated by reference elsewhere in this Report; and

●	Meten’s unaudited balance sheet as of September 30, 2019 and the related notes incorporated by reference elsewhere in this Report.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 has been prepared using, and should be read in conjunction with, the following:

●	EdtechX’s audited statement of operations for the period from May 15, 2018 (inception) through December 31, 2018 and the related notes incorporated by reference elsewhere in this Report; and

●	Meten’s audited statement of operations for the year ended December 31, 2018 and the related notes incorporated by reference elsewhere in this Report.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2019 has been prepared using, and should be read in conjunction with, the following:

●	EdtechX’s unaudited statement of operations for the quarter ended September 30, 2019 and the related notes incorporated by reference elsewhere in this Report; and

●	Meten’s unaudited statement of operations for the quarter ended September 30, 2019 and the related notes incorporated by reference elsewhere in this Report.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the merger. The unaudited pro forma condensed combined financial information does not give effect to any compensation expense related to the additional earnout shares that may be associated with the merger as the combined entity is currently evaluating the valuation of the earnout and other terms to determine the accounting treatment following the consummation of the merger. Given the short period of time between the merger agreement and the issuance of this Report, it is not practicable to disclose the impact to the pro formas related to the potential issuance of the earnout shares.

The pro forma adjustments reflecting the consummation of the merger and other transactions in connection with the Mergers are based on certain currently available information and certain assumptions and methodologies that Holdco believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Holdco believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the merger based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the business combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of EdtechX and Meten.

2.     Accounting Policies and Reclassifications

As part of preparing these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align EdtechX and Meten’s financial statement presentation. Upon consummation of the merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.     Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger and the other transactions contemplated by the merger agreement and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the post-combination company. EdtechX and Meten have not had any historical relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2019 are as follows:

(1)	Represents the liquidation of the cash and cash equivalents held in trust by EdtechX.

(2)	Reflects the payments of EdtechX’s accounts payable and accrued expenses, franchise tax payable, income tax payable and due to related parties.

(3)	Reflects the payments of transaction fees of $4.3 million (including $1.2 million of deferred underwriting fees). This cost is not included in the unaudited pro forma condensed combined statement of operations as it is nonrecurring.

(4)	Reflects a Financing and forward purchase agreement of approximately $16.0 million and $20 million, respectively, at a price of $10.00 per share.

(5)	Reflects the reclassification of $59.2 million of EdtechX common stock subject to possible conversion and reflects the 5,974,745 shares actually converted subsequent to September 30, 2019. The excess of the conversions over ordinary shares subject to possible redemptions was reclassified to additional paid in capital.

(6)	Reflects Meten shareholders electing $4.8 million in cash in lieu of 462,579 shares.

(7)	Reflects the recapitalization of the Company and the elimination of EdtechX’s historical retained earnings.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 and for the nine months ended September 30, 2019 are as follows:

(1)	Represents pro forma adjustment to eliminate investment interest income and unrealized losses related to cash, cash equivalents and marketable securities held in the Trust Account and related income taxes.

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the merger, assuming the shares were outstanding since January 1, 2018. As the merger and the other transactions in connection with the Mergers are being reflected as if they had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the merger have been outstanding for the entire periods presented.

Newco stockholders	56,297,857
PIPE and forward purchase agreement investor	3,600,000
Public shares electing cash conversion (redemptions)	(5,974,745)
Shareholders electing cash in lieu of shares	(462,579)
Shares outstanding	53,460,533
Weighted average share calculation, basic and diluted for the nine months ended September 30, 2019
Meten stockholders	47,929,028
PIPE and forward purchase agreement investor	3,600,000
EdtechX stockholders	1,931,505
Weighted average shares, basic and diluted	53,460,533

Ownership percentages
Meten stockholders	90%
PIPE and forward purchase agreement investor	7%
EdtechX stockholders	3%
100%